Exhibit 99.8

OFFICER’S CERTIFICATE

UNDER SECTION 2.20 OF NATIONAL INSTRUMENT 54-101

OF

RED WHITE & BLOOM AND BRANDS INC

NOTICE OF ABRIDGEMENT

To: The Alberta Securities Commission

The British Columbia Securities Commission

The Ontario Securities Commission

Nova Scotia Securities Commission

Manitoba Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

New Brunswick Financial and Consumer Services Commission

Superintendent of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Canadian Securities Exchange

RE: Special Meeting of the Shareholders and Class Meeting of Holders of Series 2 Convertible Preferred Shares of Red White & Bloom Brands Inc. (the "Corporation") to be held on  November 23, 2020 (the "Meeting")

I, Johannes (Theo) van der Linde, Chief Financial Officer of the Corporation, hereby report and certify for and on behalf of the Corporation as an officer of the Corporation, and not in my personal capacity, that, as of the date of this Certificate:

1. the Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with National Instrument 54-101 (the "Instrument") to all beneficial owners of Common Shares and Series 2 Convertible Preferred Shares of the Corporation at least 21 days before the date fixed for the Meeting;

2. the Corporation has arranged to have carried out all of the requirements of the Instrument in addition to those described in paragraph (a) above; and

3.the Corporation is relying upon section 2.20 of the Instrument to abridge certain time periods specified in the Instrument applicable to the Meeting.

The terms “beneficial owner” and “proxy-related materials” as used in this Certificate shall have the respective meanings ascribed thereto in NI 54-101.

DATED the October 30, 2020.

RED WHITE & BLOOM BRANDS INC.

Per: (signed: "Theo van der Linde”)

___________________________

Name: Johannes (Theo) van der Linde

Position: Chief Financial Officer